U Power Limited

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Eranga Dias

March 17, 2026

Re:	U Power Limited
Registration Statement on Form F-1 (File No. 333-294161)
Filed March 13, 2026

Dear Mr. Eranga Dias,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, U Power Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement, so that it will become effective at 9:00 a.m., Eastern Time, on March 18, 2026, or as soon thereafter as practicable.

Very truly yours,

/s/ Jia Li
Name:	Jia Li
Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC